February 3, 2022

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Helix Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed January 21, 2022

File No. 001-39630

Ladies and Gentlemen:

On behalf of our client, Helix Acquisition Corp., a Cayman Islands exempted company (“Helix”), we are writing to submit Helix’s responses to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement initially filed on October 29, 2021 and amended on December 16, 2021 and January 21, 2022 (the “Preliminary Proxy Statement”), contained in the Staff’s Letter dated February 2, 2022 (“Comment Letter”).

Helix has filed via EDGAR Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”), which reflects Helix’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by Helix’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 as filed.

Amendment No. 3 Preliminary Proxy Statement on Schedule 14A filed on January 21, 2022

Certain Projected Financial Information, page 145

1.	We note your revisions in response to our prior comment 3 and reissue in part. Please clarify which jurisdictions you anticipate conducting commercial launch of your product in.

Response: Helix has revised the disclosure on page 146 of Amendment No. 3 to address the Staff’s comment.

Phase 2b Clinical Trial in Psoriasis, page 192

2.	We note that you provide Figure 5 on page 194 summarizing safety and tolerability results. Please revise to describe each serious adverse event, including the death, and whether they were assessed as drug-related.

Response: Helix has revised the disclosure on page 194 of Amendment No. 3 to address the Staff’s comment.

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Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 or Marie Elena Angulo at (305) 496-5406 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Bihua Chen, Chief Executive Officer, and Dr. Andrew Phillips, Chief Financial Officer
Helix Acquisition Corp.
Joel L. Rubinstein, Bryan J. Luchs, and Marie Elena Angulo
White & Case LLP
Ryan A. Murr
Gibson, Dunn & Crutcher LLP